
June 9, 2014

Via Email
Gary J. Simon
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004

> **Re:** **Chindex International Inc.**
> **PREM14A filed May 15, 2014**
> **SEC File No. 1-33524**
>
> **Schedule 13E-3 filed May 15, 2014**
> **Filed by Chindex Inc., TPG Asia VI, L.P., Fosun Industrial Co., Ltd. et al.**
> **File No. 5-53133**

Dear Mr. Simon:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. Explain why Ms. Silverberg and Mr. Pemble are not included as filers on the Schedule 13E-3. We note that both are executive officers and directors of the Company and will become executive officers of the surviving entity and directors of Parent and the surviving entity after the merger. Both have entered into agreements with the filing persons to support the merger. Your analysis should note whether either Ms. Silverberg or Mr. Pemble may become Additional Rollover Stockholders if they are not currently

expected to roll over their existing equity interest in the Company pursuant to the Merger Agreement. If they will retain an equity interest in the Company after the merger, so state and describe their equity interest. We may have additional comments after reviewing your response.

2. Explain why TPG Asia, Inc. is not included as a filer on the Schedule 13E-3. We note that TPG Asia initiated the current transaction when it approached Mr. Lipson about a merger in 2011. Your response should describe the relationship between that entity and its affiliate TPG Asia VI, L.P.

3. We note the disclosure on page 2 of the proxy statement to the effect that "Additional Rollover Stockholders" may comprise "no more than 50 employees of the Company as agreed between Parent and the Company up to two days before the special meeting." To the extent that these Additional Rollover Stockholders are subject to Rule 13e-3, they must satisfy the disclosure, dissemination and timing requirements of Rule 13e-3 and Schedule 13E-3. To the extent that they are identified only two days before the special meet, it is not clear how this would be possible. In your response letter, please identify current officers, directors or greater than 5% shareholders of Chindex who are among the fifty employees who could be selected as Additional Rollover Stockholders. Describe each person's current position with the Company, their current equity ownership in Chindex, and any relationship with any other filing person on the Schedule 13E-3 other than the Company. State the aggregate equity stake allocated to the Additional Rollover Stockholders (including the Co-Invest Award for which they are eligible). We may have additional comments.

PREM14A filed May 15, 2014

Summary Term Sheet – What vote is required for the adoption of the Merger Agreement, page 3

4. See our last comment above. The shares held by the Additional Rollover Stockholders also impact the vote needed to approve the Merger Agreement, since those shares are considered part of the excluded shares.

5. Excluded Holders include "other persons who have an equity interest in, or any right to acquire an equity interest in, Parent or Merger Sub" and "any affiliates or associates of any of the foregoing." Identify the individuals who have an equity interest or the right to acquire an equity interest in Parent or Merger Sub. In addition, identify the affiliates and associates referenced. For all of these individuals or entities, state the number of shares they own or have the right to acquire in Chindex that would be considered excluded shares for purposes of the vote needed to approve the merger.

Litigation, page 9

6. Please supplementally provide the pleadings in the law suits referenced in this section.

Regulatory Approvals, page 9

7. Provide additional details about the MOFCOM approval process, including the approximate anticipated timing of the required approvals.

Special Factors – Background of the Merger, page 17

8. As described in this section, Morgan Stanley was provided with multiple sets of financial projections and "certain supporting materials" (as referenced on page 21) during the course of the negotiation and evaluation of this transaction. While some projections are disclosed in the proxy statement under "Projected Financial Information" on page 67, it does not appear that all are. Please disclose all of the projections that were provided to Morgan Stanley or explain why disclosure is not required.

9. Refer to the last comment above. If you disclose additional projections in response to this comment, include disclosure about the underlying assumptions and limitations for that information.

10. We note the disclosure on page 22 that TPG Asia retained Goldman Sachs as its financial advisor. Please provide the disclosure required by Item 1015 of Regulation M-A with respect to Goldman. File any written materials provided, including any "board books." See Item 1016(c) of Regulation M-A.

11. Fosun is a filing person on the Schedule 13E-3 and its participation in the transaction was a condition of TPG entering into the Merger Agreement. Therefore, please provide additional background information about the contacts between those two parties relating to the negotiation of the merger, and the sale of Chindex's CML subsidiary to Fosun.

12. Refer to the disclosure on page 25 that "it was understood that Fosun would consider participating in post-merger financing of the Company's long term growth plan, subject to its review of information relating to the Company's capital expansion plans and projections." To the extent that the projections provided to Fosun are not already disclosed, please do so in a revised proxy statement. In addition, the future growth and expansion plans contemplated for the Company should be described.

Reasons for the Merger; Recommendations of the Transaction Committee and the Board of Directors…, page 42

13. Expand to address how the Transaction Committee and the Board considered the sale of CML to Fosun in assessing fairness.

14. Refer to the bottom of page 43. Expand the discussion of the risks that financing would not be available to support the Company's expansion plans. If Fosun was willing to fund

future expansion after the merger, did the Board explore whether it would do so if the Company remained independent?

15. Refer to the disclosure in the second bullet point on page 47. Did the filing persons at any time discuss or consider the possibility that after the merger, the Company could engage in a public offering or list on the Hong Kong Stock Exchange? If so, please summarize those discussions. In this regard, we note the provisions of the Term Sheet included as Exhibit A beginning on page A-A-2-3. On page A-A-2-8 under "Exit Provisions," the agreement provides for certain rights if "an IPO of the Company on an internationally recognized stock exchange does not occur by the 3rd anniversary of the closing of the proposed transaction." Any such plans should be fully described in an appropriate section of the proxy statement. In addition, such plans should be explained as they relate to the discussion of affiliates' interests in the proposed merger.

16. Refer to our comment above and the last bullet point on page 47. Expand to explain why the sale of the Company's interest in CML to Fosun as part of the transaction was viewed negatively by the Transaction Committee and the Board.

Opinion of Financial Advisor to the Transaction Committee, page 50

17. Clarify whether the comparable companies listed at the top of page 53 represent all of the companies included in the comparable company trading multiples analysis. If not, revise to include all such companies and to explain how they were selected.

18. With respect to the "Premiums Paid Analysis" section on page 53, clarify whether the only basis for the selection of the transactions analyzed was the $100,000,000 and $200,000,000 transaction values.

19. Refer to the disclosure on page 59 that certain entities and individuals "may have committed… to invest in private equity funds managed by affiliates of TPG and TPG Capital, L.P." To the extent that commitments are already in place, revise to state this definitively and to quantify the figures involved and to identify the individuals and entities. We may have additional comments.

20. We note the opinion of Morgan Stanley included as Appendix B to the proxy statement states that Morgan Stanley reviewed the book value of CML as of December 31, 2013 and discussed the past and current operations and financial condition and the prospects of CML with the Transaction Committee and member of management of Chindex. Expand to summarize how Morgan Stanley analyzed the sale of the CML interest in reaching its fairness determination.

Purposes and Reasons of the Company for the Merger, page 62

21. Describe the alternatives considered by the Company and the other filing persons in lieu

of the proposed merger. What consideration did the Company give to remaining independent? See Item 1013(b) of Regulation M-A.

22. Describe the reasons for the timing of the proposed merger, from the perspective of the Company as well as the other filing persons. See Item 1013(c) of Regulation M-A.

Certain Effects of the Merger, page 65

23. Refer to the chart on page 67 of the proxy statement. Revise to include the potential effect on the Additional Rollover Stockholders.

Projected Financial Information, page 67

24. Summarize the material assumptions and limitations on the projected financial information disclosed.

The Parties to the Merger, page 88

25. Describe the relationship of the three parties listed here to the filing persons on the Schedule 13E-3.

Important Information Regarding the Buyer Consortium, page 135

26. Describe the relationship between TPG Capital and TPG Asia to TPG Asia VI, LP.

27. We note that Guangchang Guo is listed individually as a filer on the Schedule 13E-3. Explain his role in the proposed merger, other than as a director of Fosun Parent and its affiliates.

Please amend the filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Filing Persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions about these comments or your filings to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions